**[AUTOZONE(R) LOGO, bleed left]**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**
**DECEMBER 13, 2001**

To our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of AutoZone, Inc. at the J.R. Hyde, III, Store Support Center, 123 South Front Street, Memphis, Tennessee, on Thursday, December 13, 2001, at 9 a.m., CST. At the meeting, the stockholders will vote regarding:

- The election of eight directors.

- Approval of the executive stock purchase plan.

- Approval of the appointment of Ernst & Young LLP as independent auditors.

- The transaction of other business which may be properly brought before the meeting.

If you were a stockholder at the close of business on October 15, 2001, you may vote at the meeting.

We look forward to seeing you at the meeting.

By order of the Board of Directors,

HARRY L. GOLDSMITH
Secretary

Memphis, Tennessee
November 7, 2001

**IMPORTANT**

**Please VOTE by proxy card, telephone, or Internet**
**whether or not you plan to attend the meeting.**

# Table of Contents

## AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

## Proxy Statement
for
Annual Meeting of Stockholders
December 13, 2001

---

## The Meeting

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Our Annual Meeting will be held at the J.R. Hyde, III, Store Support Center, 123 South Front Street, Memphis, Tennessee, at 9 a.m., CST, on December 13, 2001.

### About this Proxy Statement

Our Board of Directors has sent you this Proxy Statement to solicit your vote at the Annual Meeting. We will pay all expenses incurred in this proxy solicitation. In addition to mailing this Proxy Statement to you, we have retained D.F. King & Co., Inc., to be our proxy solicitation agent for a fee of $5,000, plus expenses. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for the beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners. This Proxy Statement is first being mailed on or about November 7, 2001.

### Information about Voting

You may vote your shares in person or by proxy:

- *By Proxy* – You can vote via the Internet, by telephone, or by completing and returning the enclosed proxy or voting instruction card by mail. *We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.* The instructions for voting are contained on the enclosed proxy card. The individuals named on the card, your "proxies," will vote your shares as you indicate. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, will be voted FOR Ernst & Young LLP as independent auditors, FOR the executive stock purchase plan, and in the proxies' discretion on any other matter that may be properly brought before the meeting or at any adjournment of the meeting. You may revoke your proxy at any time before it is voted at the meeting by giving a written notice to our Secretary (at the address at the top of this page) that you have revoked the proxy, by providing a later-dated proxy, or by voting in person at the Annual Meeting.

- *In Person* – You may attend the Annual Meeting and vote in person. If you are a registered holder of your shares, you only need to attend the meeting. However, if your shares are held in an account by a broker, you may still vote in person if you present at the meeting written consent from your broker permitting you to vote the shares in person.

### Voting Securities and Quorum

At the close of business on October 15, 2001, we had 107,807,339 shares of common stock outstanding. Each share of common stock is entitled to one vote. However, AutoZone had forward purchase agreements under its common stock repurchase program covering 3,604,450 shares of common stock that are deemed to be beneficially owned by AutoZone and are ineligible to be voted at the meeting. Therefore, only 104,202,889 shares will be deemed outstanding at the meeting.

ESL Investments, Inc., in an agreement dated October 10, 2000, agreed not to vote any shares it or its affiliates acquired after October 20, 2000, until after April 1, 2004, unless AutoZone gives consent otherwise. As of the record date, this agreement applied to 8,923,500 shares beneficially owned by ESL Investments, Inc., and its affiliates.

Holders of a majority of the shares of common stock outstanding and entitled to vote must be present in person or by proxy in order for a quorum to be present. Shares deemed beneficially owned by AutoZone will not be deemed to be outstanding for purposes of a quorum. Shares beneficially owned by ESL Investments, Inc., and its affiliates will be deemed to be present for purposes of a quorum, but not voting on any issue.

# The Proposals

## PROPOSAL 1–Election of Directors

Eight directors will be elected at the Annual Meeting to serve until the Annual Meeting in 2002. The eight persons nominated for director receiving the most votes will be elected. Each of the nominees named below was elected a director at the 2000 annual meeting, except for Mr. Odland, who was elected a director by the Board in January 2001 upon his appointment as Chairman and Chief Executive Officer. These nominees have consented to serve if elected. Should any nominee be unavailable to serve, your proxy will vote for the substitute nominee recommended by the Board of Directors or the Board of Directors may reduce the number of directors on the Board. The nominees are:

***Charles M. Elson***, 41, has been a Director since 2000. He has been the Edgar S. Woolard, Jr. Professor of Corporate Governance at the University of Delaware since 2000. He is also of counsel to Holland & Knight LLP. Previously, he had been a Professor at the Stetson University College of Law since 1990. Mr. Elson is also a director of Nuevo Energy Company, Sunbeam Corporation, and the Investor Responsibility Research Center.

***N. Gerry House***, 54, has been a Director since 1996. She has been the President and Chief Executive Officer of the Institute for Student Achievement since 2000. Previously, she was the Superintendent of the Memphis, Tennessee, City School System since 1992.

***J.R. Hyde, III***, 58, has been a Director since 1986. He has been the President of Pittco, Inc., an investment company, since 1989 and has been the Chairman of GTx, Inc., a biotechnology, pharmaceutical company since 2000. Mr. Hyde had been AutoZone's Chairman from 1986 to 1997 and Chief Executive Officer from 1986 to 1996. He had also been Chairman and Chief Executive Officer of Malone & Hyde, AutoZone's former parent company, until 1988. Mr. Hyde is also a director of FedEx Corporation.

***James F. Keegan***, 69, has been a Director since 1991. He has been the Chairman of Adams Keegan, Inc., an employee leasing firm, since 1997. Prior to that time, he was Managing Director of Weibel Huffman Keegan, Inc., an investment management firm. Mr. Keegan is a former Chairman of the National Association of Securities Dealers (NASD), former Chairman of the Board of Directors of NASDAQ, Inc., and a co-founder of Morgan Keegan & Co., Inc.

***Edward S. Lampert***, 39, has been a Director since 1999. He has been Chief Executive Officer of ESL Investments, Inc., a private investment firm, since 1988.

***W. Andrew McKenna***, 55, has been a Director since 2000. He is a private investor. Until his retirement in 1999, he had held various positions with The Home Depot, Inc., including Senior Vice President-Strategic Business Development from 1997 to 1999; President, Midwest Division from 1994 to 1997; and Senior Vice President-Corporate Information Systems from 1990 to 1994. He was also President and a director of SciQuest.com, Inc., from January to November 2000.

***Michael W. Michelson***, 50, has been a Director since 1986. He has been a member of the limited liability company which is general partner of Kohlberg Kravis Roberts & Co., L.P., since 1996 and is a general partner of KKR Associates, L.P. Prior to that time, he was a general partner of Kohlberg Kravis Roberts & Co., L.P. Mr. Michelson is also a director of Alliance Imaging, Inc., Amphenol Corporation, Owens-Illinois, Inc., and KinderCare Learning Centers, Inc.

**Steve Odland**, 43, was elected Chairman, Chief Executive Officer, and a Director in January 2001 and was elected President in May 2001. From June 2000, he was Chief Operating Officer of Ahold USA. From 1998, he was President and CEO of Tops Markets, an Ahold subsidiary. Previously, Mr. Odland was President of the Foodservice Division of Sara Lee Bakery from 1997 to 1998. Before Sara Lee, Mr. Odland was employed by The Quaker Oats Company for over 16 years in various executive positions.

During the 2001 fiscal year, the following directors retired from the Board: John C. Adams, Jr., former Chairman and Chief Executive Officer; Timothy D. Vargo, former President and Chief Operating Officer; Ronald A. Terry; and Robert J. Hunt, who has announced he will retire from his positions as Executive Vice President and Chief Financial Officer upon the election of his successor. In addition, Andrew M. Clarkson, a Director since 1986, will retire from the Board and not run for re-election at this annual meeting.

### Board Meetings and Committees

The Board of Directors held eleven meetings in fiscal year 2001. All directors attended at least 75% of the total of the Board of Directors and committee meetings during the fiscal year.

The Audit Committee recommends the engagement of independent auditors, confers with our internal and external auditors regarding the adequacy of our financial controls and fiscal policy, and directs changes to financial policies or procedures as suggested by the auditors. During fiscal year 2001, the Audit Committee met eight times and consisted of: Mr. Keegan (Chairman), Mr. McKenna (appointed in December 2000), Mr. Lampert, and, until his retirement from the Board in December 2000, Mr. Terry. The Audit Committee meets the independence standards of section 303.01(B)(2)(a) of Regulation S-K and the listing standards of the New York Stock Exchange.

The Compensation Committee approves the compensation levels and terms of employment for all executive officers, including salary and bonus levels. In addition, the Compensation Committee administers AutoZone's stock option and stock purchase plans. The Compensation Committee, consisting of Mr. Lampert (appointed Chairman and member in December 2000), Dr. House, Mr. Keegan (until December 2000), Mr. McKenna (appointed in December 2000), and Mr. Terry (Chairman until his retirement from the Board in December 2000), held seven meetings during fiscal year 2001.

The Nominating and Corporate Governance Committee promulgates and reviews corporate governance policies and considers nominations for directors. During the 2001 fiscal year, the Nominating and Corporate Governance Committee, consisting of Mr. Elson (Chairman) and Mr. Keegan, held five meetings.

### Corporate Governance

In the 2001 fiscal year, AutoZone has taken great strides to improve its corporate governance and assure that the policies and structure of the Board of Directors focus AutoZone on returning shareholder value. In the 2001 fiscal year, the Board of Directors:

- Repealed the Stockholder Rights Plan (poison pill).

- Restructured the Board of Directors so that of the eight members currently nominated for election, six are independent directors.

- Created the Nominating and Corporate Governance Committee and appointed Mr. Elson, the Edgar S. Woolard, Jr. Professor of Corporate Governance, University of Delaware, as chairman of the committee.

- Adopted the Corporate Governance Principles that are reproduced on the following pages.

**AUTOZONE, INC.**

**CORPORATE GOVERNANCE PRINCIPLES**

## ADOPTION

The Board of Directors of AutoZone, Inc., has adopted these Corporate Governance Principles as of June 5, 2001.

## BOARD MISSION & OBJECTIVES

### *Mission Statement*

AutoZone's primary objective is to maximize long-term stockholder value, while adhering to the laws of the jurisdictions wherein it operates and at all times observing the highest ethical standards.

### *Corporate Authority & Responsibility*

All corporate authority resides in the Board of Directors as the representative of the stockholders. Authority is delegated to management by the Board in order to implement AutoZone's mission. Such delegated authority includes the authorization of spending limits and the authority to hire employees and terminate their services. The Board retains responsibility to recommend candidates to the stockholders for election to the Board of Directors. The Board retains responsibility for selection and evaluation of the CEO, oversight of the succession plan, determination of senior management compensation, approval of the annual budget, assurance of adequate systems, procedures and controls, as well as assisting in the preparation and approval of the strategic plan. Additionally, the Board provides advice and counsel to senior management. The Board may exercise its authority through committees of the Board.

## DIRECTORS

### *Personal Characteristics & Core Competencies of Directors:*

Individual Directors should possess all of the following personal characteristics:

- Integrity and Accountability - Character is the primary consideration in evaluating any Director. Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on and remain accountable for their Boardroom decisions.

- Informed Judgment - Directors should have the ability to provide wise, thoughtful counsel on a broad range of issues. Directors should possess high intelligence and wisdom and apply it in decision making.

- Financial Literacy - One of the important roles of the Board is to monitor AutoZone's financial performance. Directors should be financially literate. Directors should know how to read a balance sheet, income statement, and cash flow statement, and understand the use of financial ratios and other indices for evaluating company performance.

- Mature Confidence - The Board functions best when Directors value Board and team performance over individual performance. Openness to other opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Directors should approach others assertively, responsibly, and supportively and identify issues in a manner that encourages open discussion.

- High Performance Standards - In today's highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Directors should have a history of achievements that reflects high standards for themselves and others.

- Passion - Directors should be passionate about the performance of AutoZone, both in absolute terms and relative to its peers. That passion should manifest itself in engaged debate about the future of AutoZone and an esprit de corps among the Board that both challenges and inspires AutoZoners.

### *Core Competencies of the Board as a Whole*

To adequately fulfill the Board's complex roles, from overseeing the audit and monitoring managerial performance to responding to crises and approving AutoZone's strategic plan, a host of core competencies need to be represented on the Board. The Board as a whole should possess the following core competencies, with each member contributing knowledge, experience, and skills in one or more domains:

- Accounting and Finance - Among the most important missions of the Board is ensuring that stockholder value is both enhanced through corporate performance and protected through adequate internal financial controls. The Board should have one or more Directors with specific expertise in financial accounting and corporate finance, especially with respect to trends in debt and equity markets.

- Business Judgment - Stockholders rely on Directors to make sensible choices on their behalf. The majority of Directors should have a record of making good business decisions in the corporate sector.

- Management - To monitor corporate management, the Board needs to understand management trends in general and industry trends in particular. The Board should have one or more Directors who understand and stay current on general management "best practices" and their application in complex, rapidly evolving business environments.

- Crisis Response - Organizations inevitably experience both short and long-term crises. The ability to deal with crises can minimize ramifications and limit negative impact on firm performance. Boards should have one or more Directors who have the ability and time to perform during periods of both short-term and prolonged crises.

- Industry Knowledge - Companies continually face new opportunities and threats that are unique to their industries. The Board should have one or more members with appropriate and relevant industry-specific knowledge.

- International Markets - To succeed in an increasingly global economy, the Board should have one or more Directors who appreciate the importance of global business trends and who have first-hand knowledge of international business experience in those markets.

- Strategy and Vision - A key Board role is to approve and monitor company strategy to ensure AutoZone's continued high performance. The Board should have one or more Directors with the skills and capacity to provide strategic insight and direction by encouraging innovation, conceptualizing key trends, evaluating strategic decisions, and continuously challenging the organization to sharpen its vision.

### *Changes in Professional Responsibility*

The Board should consider whether a change in an individual's professional responsibilities directly or indirectly impacts that person's ability to fulfill directorship obligations. All Directors should submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. If the Board believes that a director will continue to make a contribution to the organization, the continued membership of that director may be supported.

### *Identification and Recruitment of Directors*

One of the tasks of the Nominating and Corporate Governance Committee is to identify and recruit candidates to serve on the Board of Directors. A list of candidates shall be presented to the Board for nomination and to the stockholders for consideration. The committee may, at its discretion, seek third-party resources to assist in the process. The CEO will be included in the process on a non-voting basis. The Nominating and Corporate Governance Committee will make the final recommendation to the Board.

### *Independent Directors*

A substantial majority of the Board of Directors should be independent. An independent director is defined as a director who:

- has not been employed by AutoZone in an executive capacity within the last three years;

- is not, and is not affiliated with a company that is, an adviser or consultant to AutoZone or a member of AutoZone's senior management;

- is not affiliated with a significant customer or supplier of AutoZone;

- has no personal services contract with AutoZone or with any member of AutoZone's senior management;

- is not affiliated with a not-for-profit entity that receives significant contributions from AutoZone;

- within the last three years, has not had any business relationship with AutoZone (other than service as a director) for which AutoZone has been or will be required to make disclosure under Regulation S-K of the Securities and Exchange Commission as currently in effect;

- is not employed by a public company at which an executive officer of AutoZone serves as a director;

- has not had any of the relationships described above with any affiliate of AutoZone; and

- is not a member of the immediate family of any person with any relationships described above.

### *Outside Directorships*

The members of the Board acknowledge that significant time is required to be a fully participating and effective member of AutoZone's Board of Directors. Therefore, each independent director should not hold more than two or three directorships of public companies other than AutoZone. The CEO should not be a member on more than one or two Boards of other public companies, and AutoZone's other executive officers should not be members of more than one other Board of a public company. A Director should notify the Secretary prior to accepting a new position on another Board in order that the Secretary may examine the relationship for a potential conflict of interest.

### *Compensation of Directors*

Outside Directors are compensated in accordance with the Director Compensation Plan and the Director Stock Option Plan as may be in effect from time to time. The Board believes that a significant portion of a director's compensation should be in common stock to further the direct correlation of directors' and stockholders' interests.

A committee consisting of all Directors that do not receive compensation as Directors shall review independent director compensation from time to time and recommend to the full Board any changes in compensation as the committee may deem necessary.

Directors that are officers or employees shall not receive any additional compensation for their service as Directors. Outside Directors shall not receive a pension solely as a result of service as a Director.

### Direct Investment in AutoZone Stock by Directors

Since a significant ownership stake leads to a stronger alignment of interests between directors and stockholders, each director is required to personally invest at least $100,000 in company stock within three years of joining the board. Exceptions to this requirement may only be made by the board under compelling mitigating circumstances.

### Service Limitations of Directors

A Director may not stand for reelection after age 70, but need not resign until the end of his or her term. The Board may, however, upon evaluation of a Director that has reached 70 years of age, in its discretion ask such Director to remain on the Board in extraordinary circumstances if the Board believes that such Director will continue to make significant contributions to the work of the Board.

In order to retain freshness in the process and to give new management the unfettered ability to provide new leadership, a retiring CEO shall not continue to serve on the Board except in extraordinary circumstances.

### Conflict of Interest

From time to time, an issue being considered by the Board may present, or may give the appearance of presenting, a conflict of interest for a Director. Each Director should take appropriate steps to assure that in each matter considered that the Director is disinterested with respect to that matter, other than the interests of AutoZone and its stockholders. Any Director faced with any potential conflict should disclose any such potential conflict to the Secretary and the Chairman and should not participate in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

Directors that are not independent Directors shall not participate in the Board's decision of selection, removal, or performance assessment of the CEO.

## BOARD ORGANIZATION

### Board Size

In general, smaller boards are more cohesive, work better together and tend to be more effective monitors than larger boards. Ideally, the Board should be comprised of six to ten outside Directors and one to two Directors who also are employees or officers.

### Committees

All major decisions will be considered by the Board as a whole. As a consequence, the committee structure of the Board is limited to those committees considered to be basic to or required for the operation of AutoZone as a publicly-owned entity. Standing committees shall include audit, compensation, and nominating and corporate governance. The audit, compensation, and nominating and corporate governance committees shall be composed solely of independent Directors. The Board may form other committees as it determines appropriate. Each committee shall operate in accordance with its charter as adopted by the Board. Committee members and chairs shall be appointed annually by the Board in accordance with the charter of each committee.

**BOARD OPERATIONS**

*Meetings*

The agenda for each Board meeting shall be determined by the Chairman. Each Director is encouraged to suggest agenda items.

The Board shall meet at least four times per fiscal year in accordance with a meeting schedule that is approved by the Board. The Board may also meet at such other times in meetings which may be called in accordance with AutoZone's Bylaws.

Other members of management may attend non-executive meetings of the Board at the invitation of the Chairman.

*Communications*

Directors have full access to the Chairman and CEO and senior officers reporting directly to the CEO and to information about the corporation's operations. Directors should refrain from giving strategic or operating direction to members of management outside the scope of full Board or committee responsibility and accountability.

*Board Ability to Retain Advisors*

The Board shall retain advisors as it believes to be appropriate. If management is retaining advisors to the Board, such decision must be ratified by the Board.

*Material in Advance of Meetings*

The Board must be given sufficient information to fully exercise its governance functions. This information comes from a variety of sources, including management reports, a comparison of performance to plans, security analysts' reports, articles in various business publications, etc. Generally, Board members will receive information prior to Board meetings so they will have an opportunity to reflect properly on the items to be considered at the meeting.

The Board will ensure that adequate time is provided for full discussion of important items and that management presentations are scheduled in a manner that permits a substantial proportion of Board meeting time to be available for open discussion.

*Executive Session*

The independent Directors should meet privately in executive session from time to time to review the performance of the CEO and other executive officers. The independent Directors should meet in executive session at the end of each Board meeting to consider other issues that they may determine from time to time, without the presence of any member of management.

*Evaluation of the CEO*

The selection and evaluation of the chief executive officer and concurrence with the CEO's selection and evaluation of the corporation's top management team are the most important functions of the Board. In its broader sense, "selection and evaluation" includes considering compensation, planning for succession, and, when appropriate, replacing the CEO or other members of the top management team. The performance of the CEO will be reviewed at least annually solely by the outside Directors without the presence of the CEO or other inside Directors. The evaluation of the CEO shall be led by the chair of the compensation committee. The Board should have an understanding with the CEO with respect to criteria on which he or she will be evaluated, and the results of the evaluation will be communicated to the CEO.

*Succession and Management Development*

The CEO will report annually to the Board on AutoZone's program for succession and management development.

CEO succession is a Board-driven, collaborative process. Although the current CEO has an important role to play, the Board must own the plan for succession while collaborating with the CEO in deciding the timing and the necessary qualifications for making a final decision.

*Outside Communication*

The Board believes that management speaks for the company. In accordance with this philosophy, Directors should defer to the Chairman or AutoZone's public relations department when requested to make any comments regarding AutoZone or its business.

*Annual Election of Directors*

In order to create greater alignment between the Board's and our stockholder's interests and to promote greater accountability to the stockholders, Directors shall be elected annually.

## PERIODIC REVIEW OF GUIDELINES

These guidelines shall be reviewed periodically by the Nominating and Corporate Governance Committee and any amendments shall be presented to the Board for adoption.

**PROPOSAL 2–Approval of Executive Stock Purchase Plan**

The following is a summary of the AutoZone, Inc., Executive Stock Purchase Plan (the "Executive Plan"). For complete details, please see the Executive Plan, which is reproduced in its entirety as Appendix A to this Proxy Statement.

*What is the Executive Stock Purchase Plan?*

The Executive Plan will permit participants to acquire common stock from AutoZone in excess of the purchase limits of the AutoZone, Inc., Second Amended and Restated Employee Stock Purchase Plan (the "Employee Plan"). Eligibility to participate in the Executive Plan will be designated by the Compensation Committee. The Compensation Committee currently anticipates that it will designate AutoZone's ten senior executive officers as eligible to participate in the Executive Plan.

*What is the Employee Plan?*

The Employee Plan permits AutoZone employees to withhold portions of their salary and bonus to purchase common stock from AutoZone at a price that is 85% of the market value of the stock at the lesser of the market value on the beginning or the ending of the calendar quarter. Employees are limited under the Employee Plan to contributing no more than the lesser of $15,000 or 10% of their annual cash compensation, as defined in the Employee Plan. The Employee Plan is qualified under Section 423 of the Internal Revenue Code. Under this section, no taxes are assessed on the purchased stock or the discount for the purchase of the stock until the stock is sold.

*How will the Executive Plan work?*

Upon reaching the contribution limit for the Employee Plan, participants in the Executive Plan will be permitted to participate in the Executive Plan by continuing their payroll deductions. Shares under the Executive Plan will be sold upon exercise of options, granted each calendar quarter, that consist of two parts: a restricted share option and an unvested share option. Both the restricted share option and the unvested share option are automatically exercised together at the end of each calendar quarter.

At the end of each calendar quarter under the Executive Plan, the money withheld by the participant will be used to purchase shares of AutoZone's common stock at an aggregate price equal to 85% of the market value of the shares as of the end of the calendar quarter. Of the total number of the shares purchased by a participant at the end of each calendar quarter, a number of shares having a market value equal to the amount of money withheld by the participant will not be able to be sold or transferred prior to the passage of one year from the exercise date (the "Restricted Shares"). The balance of the shares acquired by a participant at the end of each calendar quarter, having a market value equal to the amount of the aggregate 15% price discount, will be subject to forfeiture (the "Unvested Shares"). The Unvested Shares will generally be forfeited if, prior to the passage of one year from the exercise date, the participant's employment is terminated. But if the participant's employment is terminated by reason of his or her death, disability, retirement, or termination by AutoZone without cause, then the Unvested Shares will vest upon the termination of employment.

Termination of the participant's employment generally results in an automatic refund of the payroll deductions under the Executive Plan for that calendar quarter, and termination of participation in and outstanding options under the Executive Plan. However, if employment is terminated without cause or due to death, disability, or retirement, the participant (or in the case of death, the executor of the participant's will or administrator of the participant's estate) may request a refund of the payroll deductions for that calendar quarter or, if no written request is received, the option will be exercised as usual at the end of the calendar quarter.

*What are the share purchase limitations of the Executive Plan?*

No more than 25% of a participant's eligible compensation may be contributed to the Executive Plan in a calendar year. Eligible compensation is defined as base salary and bonus paid for the prior fiscal year or, if the participant did not receive compensation for the full prior fiscal year, the annualized current salary plus any bonus paid for the current fiscal year as of the grant date of the option.

*How is the Executive Plan different from the Employee Plan?*

The Executive Plan, unlike the Employee Plan, will base the purchase price of the stock on the market value of the stock as of the last day of the calendar quarter only. The Executive Plan will set a higher limit than does the Employee Plan on the percentage of eligible compensation that a participant may have withheld for the purchase of stock, and, unlike the Employee Plan, it will place no dollar limit on the amount of eligible compensation that a participant may have withheld. The Executive Plan will not be qualified under the federal tax code for special tax treatment.

*How many shares can be issued under the Executive Plan?*

AutoZone will be able to sell up to a total of 300,000 shares under the Executive Plan.

*What is the current market value of AutoZone common stock?*

AutoZone common stock, as of the close of the New York Stock Exchange on October 15, 2001, was valued at $56.73.

*How can the Executive Plan be amended or terminated?*

The Executive Plan may be amended or terminated by the Compensation Committee at any time, except that approval of the stockholders is required to amend the Executive Plan to increase the number of shares available under the Executive Plan, to sell shares under the Executive Plan for less than the price as currently computed under the Executive Plan's option price provisions, to materially modify the eligibility requirements for participation in the Executive Plan, or any other amendment that would require stockholder approval under federal tax or securities laws. The Executive Plan will terminate on December 31, 2006.

*What are the federal income tax consequences to a participant in the Executive Plan?*

The amounts of compensation contributed to the Executive Plan are after-tax dollars. Amounts withheld and used to purchase the Restricted Shares will become the participant's tax basis in the shares. Any gain or loss on later disposition of such shares will be taxed as a capital gain or loss.

With respect to the Unvested Shares, the market value of such shares at the time that they vest and are no longer subject to forfeiture generally will be taxable at ordinary income rates. Thereafter, any appreciation or loss in value of such shares will be taxable as a capital gain or loss when the shares are sold. However, if a participant makes an election under section 83(b) of the Internal Revenue Code, immediately upon acquisition of the Unvested Shares the market value of the shares as of the date the shares are acquired will be taxable at ordinary income rates. Thereafter, any increase or decrease in value in the shares will be taxable as a capital gain or loss upon the disposition of the shares.

*What are the federal income tax consequences to AutoZone?*

AutoZone will be able to take a tax deduction for compensation expense at the same time and in the same amount as the ordinary income recognized by a participant.

*What vote is required of the stockholders to approve the Executive Plan?*

For approval, the Executive Plan must receive an affirmative vote from a majority of the shares present in person or by proxy. Abstentions will have the effect of voting against approval of the Executive Plan and broker non-votes will not be counted as voting either for or against the Executive Plan.

**The Board of Directors recommends that you vote FOR approval of the Executive Stock Purchase Plan.**

**PROPOSAL 3–Approval of Independent Auditors**

Ernst & Young LLP, our independent auditors for the past fourteen fiscal years, has again been selected by the Audit Committee to be AutoZone's independent auditors for fiscal year 2002. Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions. During fiscal year 2001, the aggregate fees billed for professional services rendered by Ernst & Young LLP for the audit of AutoZone's annual financial statements for the 2001 fiscal year and the reviews of the financial statements included in AutoZone's Forms 10-Q for the 2001 fiscal year were $335,000, and the aggregate fees billed for other services, including other audit related services, were $957,449. We did not engage Ernst & Young LLP to provide advice regarding financial information systems design and implementation during the 2001 fiscal year.

For approval, the auditors must receive an affirmative vote from a majority of the shares present in person or by proxy. Abstentions will have the effect of voting against approval of the auditors and broker non-votes will not be counted as voting either for or against the auditors. However, we are not bound by a vote either for or against the auditors. The Board of Directors and the Audit Committee will consider a vote against the auditors by the stockholders in selecting auditors in the future.

**The Board of Directors recommends that you vote FOR approval of Ernst & Young LLP as independent auditors.**

## Audit Committee Report

To the Board of Directors of AutoZone, Inc.:

The Audit Committee of AutoZone, Inc., has reviewed and discussed AutoZone's audited financial statements for the year ended August 25, 2001. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent auditing firm, the matters required by Codification of Statement on Auditing Standards No. 61.

The committee also has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, and we have discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as we deemed appropriate. In addition, we have considered whether the provision of nonaudit services by Ernst & Young LLP to AutoZone is compatible with maintaining auditor independence.

As a result of our review and discussions, we have recommended to the Board of Directors the inclusion of AutoZone's audited financial statements in the annual report for the year ended August 25, 2001, on Form 10-K.

James F. Keegan, Chairman
Edward S. Lampert
W. Andrew McKenna

## Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this proxy statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

# Other Information

## Security Ownership of Management

This table shows the beneficial ownership of common stock as of October 15, 2001, by each director, the current Chief Executive Officer, the former Chief Executive Officer, the other four most highly compensated executive officers, a former executive officer, and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

| | Beneficial Ownership as of October 15, 2001 | |
|---|---|---|
| **Name of Beneficial Owner** | **Shares** | **Ownership Percentage**[1] |
| Andrew M. Clarkson[2] | 501,820 | * |
| Charles M. Elson | 6,024 | * |
| N. Gerry House[3] | 4,066 | * |
| J.R. Hyde, III[4] | 808,124 | * |
| James F. Keegan[5] | 14,969 | * |
| Edward S. Lampert[6] | 30,687,265 | 29.4% |
| W. Andrew McKenna[7] | 13,674 | * |
| Michael W. Michelson[8] | 516,962 | * |
| Steve Odland | 50,000 | * |
| John C. Adams, Jr.[9] | 70,426 | * |
| Robert J. Hunt[10] | 295,308 | * |
| Harry L. Goldsmith[11] | 131,814 | * |
| Michael E. Longo[12] | 68,430 | * |
| Robert D. Olsen[13] | 10,000 | * |
| Timothy D. Vargo[14] | 16,852 | * |
| All current directors and executive officers as a group (18 persons)[15] | 33,218,262 | 31.9% |

*Less than 1%.

[1]Calculated assuming shares deemed beneficially owned by AutoZone under forward purchase agreements are not outstanding.

[2]Includes 147,200 shares held by charitable trusts for which Mr. Clarkson is a trustee and has sole investment and voting power, with respect to which Mr. Clarkson disclaims beneficial ownership. Does not include 1,000 shares owned by a member of Mr. Clarkson's immediate family nor does it include 28,000 shares held in trust for the benefit of a member of Mr. Clarkson's family, with respect to which he disclaims beneficial ownership.

[3]Includes 1,953 shares that may be acquired immediately upon termination as a director by conversion of stock appreciation rights and 1,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001.

[4]Includes 350,410 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and for which he shares investment and voting power, 4,001 shares that may be acquired immediately upon termination as a director by conversion of stock appreciation rights, and 1,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001. Does not include 2,000 shares owned by Mr. Hyde's wife.

[5]Includes 1,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001. Does not include 800 shares owned by a member of Mr. Keegan's family with respect to which Mr. Keegan disclaims any beneficial ownership.

[6]Mr. Lampert is the Chief Executive Officer of ESL Investments, Inc. All shares indicated, other than 2,365 shares owned directly by Mr. Lampert, are owned by ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P, and Blue Macaw Partners, L.P. Mr. Lampert may be deemed to have indirect beneficial ownership of the shares owned by these entities. ESL Investments, Inc., in an agreement dated October 10, 2000, agreed not to vote any shares it or its affiliates acquired after October 20, 2000, until after April 1, 2004, unless AutoZone gives consent otherwise. As of the record date, this agreement applied to 8,923,500 shares beneficially owned by ESL Investments, Inc., and its affiliates. See also footnote 4 under Security Ownership of Certain Beneficial Owners, below.

[7]Includes 1,674 shares that may be acquired immediately upon termination as a director by conversion of stock appreciation rights.

[8]Includes 4,079 shares that may be acquired immediately upon termination as a director by conversion of stock appreciation rights and 1,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001.

[9]Includes 57,500 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001. Mr. Adams retired as Chairman and Chief Executive Officer in January 2000.

[10]Includes 191,666 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001, and 2,000 shares held by a charitable trust for which Mr. Hunt is a trustee and has sole investment and voting power, with respect to which Mr. Hunt disclaims beneficial ownership.

[11]Includes 118,332 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001, and 1,400 shares held by trusts for which Mr. Goldsmith is a beneficiary.

[12]Includes 66,499 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001.

[13]Does not include 19,632 shares held by a trust for the benefit of Mr. Olsen's family members.

[14]Includes 15,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001. Mr. Vargo retired as President and Chief Operating Officer in May 2001.

[15]Includes 471,828 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2001, and 11,903 shares that may be acquired immediately upon termination as a director by conversion of stock appreciation rights. Does not include any shares deemed beneficially owned by Messrs. Adams or Vargo.

## Security Ownership of Certain Beneficial Owners

The following entities are known by us to own more than five percent of our outstanding common stock:

| Name and Address of Beneficial Owner | Beneficial Ownership as of October 15, 2001 | |
|---|---|---|
| | **Shares** | **Ownership Percentage**[1] |
| Barclays Bank PLC[2] 54 Lombard Street London, England EC3P3AH | 7,606,941 | 7.3% |
| Capital Research and Management Company[3] 333 South Hope Street Los Angeles, CA 90071 | 8,140,000 | 7.8% |
| ESL Investments, Inc.[4] One Lafayette Place Greenwich, CT 06830 | 30,687,265 | 29.4% |
| FMR Corp.[5] 82 Devonshire Street Boston, MA 02109 | 7,878,400 | 7.6% |

---

[1]Assumes shares deemed beneficially owned by AutoZone under forward purchase agreements are not outstanding.

[2]All information regarding Barclays Bank PLC is based upon the Schedule 13F for the period ended June 29, 2001. Barclays Bank PLC has the sole power to vote 7,146,880 shares and no power to vote 460,061 shares.

[3]All information regarding Capital Research and Management Company is based upon the Schedule 13F for the period ended June 30, 2001. Capital Research and Management Company has the sole power to vote and dispose of the shares deemed beneficially owned by it.

[4]Shares deemed beneficially owned by ESL Investments, Inc., are owned by a group consisting of ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., and Edward S. Lampert. The general partner of ESL Partners, L.P., is RBS Partners, L.P. The general partner of RBS Partners, L.P. is ESL Investments, Inc. ESL Investment Management, LLC, is the investment manager of ESL Limited. RBS Investment Management, LLC, is the general partner of ESL Institutional Partners, L.P. ESL Investments, Inc., is the general partner of Acres Partners, L.P. Mr. Lampert is the managing member of ESL Investment Management, LLC, and RBS Investment Management, LLC. In their respective capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of AutoZone common stock beneficially owned by other members of the group. ESL Partners, L.P., is the record owner of 14,769,019 shares, ESL Limited is the record owner of 3,479,999 shares, ESL Institutional Partners, L.P., is the record owner of 505,557 shares, ESL Investors, L.L.C., is the record owner of 1,521,365 shares, Acres Partners, L.P., is the record owner of 8,795,770 shares, Marion Partners, L.P., is the record owner of 1,124,840 shares, Blue Macaw Partners, L.P., is the record owner of 488,350 shares, and Mr. Lampert is the record owner of 2,365 shares. Each entity or person has the sole power to vote and dispose of the shares deemed beneficially owned by it. ESL Investments, Inc., in an agreement dated October 10, 2000, agreed not to vote any shares it or its affiliates acquired after October 20, 2000, until after April 1, 2004, unless AutoZone gives consent otherwise. As of the record date, this agreement applied to 8,923,500 shares beneficially owned by ESL Investments, Inc., and its affiliates.

[5]All information regarding FMR Corp. is based upon the Schedule 13F for the period ended June 30, 2001, filed by a group consisting of FMR Corp., Edward C. Johnson 3d, its chairman, and Abigail P. Johnson, a director of FMR Corp. Edward C. Johnson 3d and Abigail P. Johnson are deemed to be members of a controlling group with

respect to FMR Corp. The shares of common stock deemed beneficially owned by FMR Corp. are held by investment subsidiaries under the control of FMR Corp., including Fidelity Management & Research Company, Fidelity Management Trust Company, and Strategic Advisors, Inc.

**Compensation of Directors**

Non-employee directors are paid an annual fee of $25,000 in quarterly installments, plus $1,000 for each Board meeting attended. Under the AutoZone, Inc., Second Amended and Restated Directors Compensation Plan, a non-employee director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in common stock or may be deferred in units with value equivalent to the value of shares of common stock as of the grant date (also known as "stock appreciation rights").

Under the AutoZone, Inc., Second Amended and Restated 1998 Director Stock Option Plan, on January 1 of each year, each non-employee director receives an option to purchase 1,500 shares of common stock, and each non-employee director that owns common stock worth at least five times the annual fee paid to each non-employee director on an annual basis will receive an additional option to purchase 1,500 shares of common stock. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants are made at the fair market value as of the grant date.

Mr. Clarkson is an AutoZone employee. For fiscal year 2001 he was paid a salary and bonus of $75,310 and received other benefits ordinarily granted to all employees.

# Executive Compensation

## Summary Compensation Table

This table shows the compensation paid to the Chief Executive Officer, the former Chief Executive Officer, another former executive officer, and the other four most highly paid executive officers for the past three fiscal years.

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation Awards | All Other Compensation[5] |
|---|---|---|---|---|---|---|
| | | Salary | Bonus[2] | Other Annual Compensation[3] | Securities Underlying Options/SARs[4] | |
| Steve Odland[6] Chairman, President, & Chief Executive Officer | 2001 | 375,000 | 520,411[1] | 128,590 | 275,000 | 2,077 |
| John C. Adams, Jr. Former Chairman & Chief Executive Officer | 2001 | 575,000 | 584,320 | — | — | 6,753 |
| | 2000 | 541,000 | 541,000 | — | 50,000 | 5,369 |
| | 1999 | 530,400 | 265,200 | — | — | 6,000 |
| Timothy D. Vargo Former President & Chief Operating Officer | 2001 | 500,000 | 322,013 | — | — | 6,987 |
| | 2000 | 424,400 | 328,910 | — | 30,000 | 5,640 |
| | 1999 | 424,400 | 212,200 | — | — | 6,000 |
| Robert J. Hunt[7] Executive Vice President & Chief Financial Officer | 2001 | 330,000 | 252,925 | — | — | 656,816 |
| | 2000 | 312,000 | 234,000 | — | 10,000 | 5,030 |
| | 1999 | 306,000 | 114,750 | — | 25,000 | 6,000 |
| Michael E. Longo Senior Vice President Store Operations | 2001 | 287,500 | 174,639 | — | — | 4,499 |
| | 2000 | 235,385 | 143,578 | — | 10,000 | 4,182 |
| | 1999 | 225,000 | 56,250 | — | — | 4,018 |
| Robert D. Olsen[8] Senior Vice President Mexico, ALLDATA, & Store Development | 2001 | 285,000 | 173,120 | 150,563 | — | 3,422 |
| | 2000 | 98,654 | 59,194 | 11,908 | 100,000 | 1,185 |
| Harry L. Goldsmith Senior Vice President, General Counsel & Secretary | 2001 | 270,000 | 165,551 | — | — | 3,539 |
| | 2000 | 235,603 | 134,294 | — | 7,500 | 3,360 |
| | 1999 | 216,000 | 64,800 | — | 20,000 | 3,063 |

[1]Bonus amount for Mr. Odland includes $150,000 paid as a sign-on bonus.

[2]Bonuses are shown for the fiscal year earned, but paid in the following fiscal year.

[3]Amount shown for Mr. Odland includes $68,155 paid for relocation expenses, and $45,435 paid in taxes on the relocation expenses. Amount shown for Mr. Olsen for 2001 includes $88,781 for relocation expenses and $61,782 paid in taxes on the relocation expenses and amount shown for 2000 includes $7,636 for relocation expenses and $4,272 paid in taxes on the relocation expenses.

[4]All amounts shown are stock options granted in accordance with the Second Amended and Restated 1996 Stock Option Plan. AutoZone did not grant SARs to executive officers in the fiscal years shown.

[5]Amounts shown in fiscal 2001 for Messrs. Odland, Goldsmith, and Olsen consist of term life insurance provided for the benefit of the named officer's beneficiary. Amount shown in fiscal 2001 for Mr. Adams consists of $3,600 for life insurance, $3,025 in accrued contributions under defined contribution plans, and $128 in interest in excess of market rates on deferred compensation. Amount shown in fiscal 2001 for Mr. Vargo consists of $3,600 for

life insurance, $2,625 in accrued contributions under defined contribution plans, and $762 in interest in excess of market rates on deferred compensation. Amount shown in fiscal 2001 for Mr. Hunt consists of $650,000 paid to Mr. Hunt in August 2001 pursuant to an agreement related to his retirement, $3,600 for life insurance, $2,625 in accrued contributions under defined contribution plans, and $591 in interest in excess of market rates on deferred compensation. Amount shown in fiscal 2001 for Mr. Longo consists of $3,536 for life insurance, $957 in accrued contributions under defined contribution plans, and $6 in interest in excess of market rates on deferred compensation.

[6]Mr. Odland was first employed in January 2001.

[7]Mr. Hunt has announced his intention to retire as an officer of AutoZone upon the election of his successor.

[8]Mr. Olsen was first employed in April 2000.

## Option/SAR Grants in Last Fiscal Year

This table shows the number of stock options granted to certain executive officers during the most recent fiscal year pursuant to the Second Amended and Restated 1996 Stock Option Plan. Executive officers were not granted SARs during the 2001 fiscal year.

| | Number of Securities Underlying Options/SARs Granted (#)[2] | % of Total Options/SARs Granted to Employees in Fiscal Year | Exercise or Base Price ($/Sh) | Expiration Date | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[1] | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | | 5%($) | 10%($) |
| Steve Odland | 275,000 | 31.0 | 26.14 | 3/7/2011 | 4,520,809 | 11,456,618 |
| John C. Adams, Jr. | 0 | — | — | — | — | — |
| Timothy D. Vargo | 0 | — | — | — | — | — |
| Robert J. Hunt | 0 | — | — | — | — | — |
| Michael E. Longo | 0 | — | — | — | — | — |
| Robert D. Olsen | 0 | — | — | — | — | — |
| Harry L. Goldsmith | 0 | — | — | — | — | — |

[1]The 5% and 10% appreciation rates have been arbitrarily set by the Securities and Exchange Commission and do not forecast actual stock price appreciation.

[2]Options shown vest in one-quarter increments on each of the first through fourth anniversaries after the grant date.

## Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

This table shows stock option exercises by certain executive officers during the most recent fiscal year, and their exercisable and unexercisable stock options as of August 25, 2001. The fiscal year-end value of "in-the-money" stock options is the aggregate difference between the exercise price of the option and $47.50 per share, the market value of the common stock on August 25, 2001. Executive officers do not have SARs.

| | Shares Acquired on Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Options/SARs at FY-End (#) | | Value of Unexercised In-the-Money Options/SARs at FY-End ($) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Steve Odland | 0 | — | 0 | 275,000 | 0 | 5,874,000 |
| John C. Adams, Jr. | 298,332 | 6,464,845 | 185,000 | 316,668 | 3,926,875 | 7,372,950 |
| Timothy D. Vargo | 216,666 | 5,222,349 | 175,000 | 238,334 | 3,756,250 | 5,531,058 |
| Robert J. Hunt | 0 | — | 145,833 | 89,167 | 3,429,678 | 2,050,634 |
| Michael E. Longo | 0 | — | 66,499 | 52,501 | 1,719,893 | 977,732 |
| Robert D. Olsen | 0 | — | 0 | 100,000 | 0 | 2,256,250 |
| Harry L. Goldsmith | 0 | — | 121,666 | 55,834 | 2,809,357 | 1,256,893 |

## Pension Plan Table

This table shows the estimated annual benefits payable upon retirement at age 65 in 2001 under our pension plan. Sixty monthly payments are guaranteed after retirement.

| Remuneration | Years of Service Credit | | | | |
|---|---|---|---|---|---|
| | 15 | 20 | 25 | 30 | 35 |
| 200,000 | 30,000 | 42,526 | 55,815 | 66,447 | 66,447 |
| 300,000 | 45,000 | 60,000 | 75,000 | 75,000 | 75,000 |
| 400,000 | 60,000 | 80,000 | 100,000 | 100,000 | 100,000 |
| 500,000 | 75,000 | 100,000 | 125,000 | 125,000 | 125,000 |
| 600,000 | 90,000 | 120,000 | 150,000 | 150,000 | 150,000 |
| 700,000 | 105,000 | 140,000 | 175,000 | 175,000 | 175,000 |
| 800,000 | 120,000 | 160,000 | 200,000 | 200,000 | 200,000 |
| 900,000 | 135,000 | 180,000 | 225,000 | 225,000 | 225,000 |
| 1,000,000 | 150,000 | 200,000 | 250,000 | 250,000 | 250,000 |
| 1,100,000 | 165,000 | 220,000 | 275,000 | 275,000 | 275,000 |
| 1,200,000 | 180,000 | 240,000 | 300,000 | 300,000 | 300,000 |
| 1,300,000 | 195,000 | 260,000 | 325,000 | 325,000 | 325,000 |

Remuneration includes salary and bonus. The benefit is based on the average monthly earnings for the consecutive five-year period during which a participant had his or her highest level of earnings. The benefits stated in the table will not be reduced by Social Security or other amounts received by a participant. Remuneration shown is assumed to be the participant's five-year average earnings.

Benefits under the pension plan vest after five years of service. The number of years of credited service certain executive officers have accrued under the pension plan as of the most recent fiscal year end are:

| Name | Years of Service |
|---|---|
| Steve Odland | 5 |
| John C. Adams, Jr. | 14 |
| Timothy D. Vargo | 15 |
| Robert J. Hunt | 7 |
| Michael E. Longo | 9 |
| Robert D. Olsen | 7 |
| Harry L. Goldsmith | 9 |

## Compensation Committee Report on Executive Compensation

The executive compensation program is designed to attract and retain executives who are key to our long-term success. In this process, we want to align an executive's compensation with AutoZone's attainment of business goals and the increase in stockholder value. The Compensation Committee reviews executive compensation annually and makes appropriate adjustments based on company performance, achievement of predetermined goals, and changes in an executive's duties and responsibilities. The compensation of other AutoZone employees is based on a similar philosophy.

### Compensation Philosophy

Executive compensation consists of salary, bonus, and stock options.

*Salary*. The Committee desires that overall compensation reflect each executive's performance over time. Base salaries are set at levels subjectively determined by the Compensation Committee to adequately reward and retain capable executives.

At the beginning of each fiscal year, the Compensation Committee reviews and establishes the annual salary of executive officers. The Committee makes an independent, subjective determination of the appropriate level of these officers' salaries. The Committee does not use any mechanical formulations or weighting of any of the factors considered. In addition, the Compensation Committee approves the salaries of the other officers as recommended by the Chief Executive Officer.

*Bonus*. Each fiscal year executive officers are paid a bonus based on the attainment of goals set by the Compensation Committee. Objective goal targets are set at the beginning of each fiscal year and bonuses are paid upon achievement of the goal targets. An executive's goals may be based on one or more criteria related to the executive's performance and to the performance of the company as a whole. The maximum bonus attainable for the last fiscal year was 200% of salary for both the former Chief Executive Officer and the former Chief Operating Officer. As a general matter, as an executive's level of management responsibility in the Company increases, the greater the portion of his or her potential total compensation depends on the Company's performance as measured by attaining goal objectives.

*Stock Options*. To align the long-term interests of management and our stockholders, the Compensation Committee awards stock options to all levels of management, including some individual store managers. Previously, stock option grants were made by a subjective determination by the Committee, upon recommendation by the Chief Executive Officer (for grants other than those to the Chief Executive Officer), who considered the recipient's past performance and current responsibilities, and the number of shares previously granted to that person. Beginning as of the 2001 fiscal year, stock options will be granted to AutoZone's executives and managers upon initial hire and thereafter annually in accordance with guidelines established by the Committee.

### CEO Compensation

AutoZone's Chief Executive Officer, Steve Odland, was hired in January 2001 at an annual base salary of $650,000 and was paid a signing bonus of $150,000. For the fiscal year, Mr. Odland was paid an annual bonus of $370,411, and was granted an option to purchase 275,000 shares of AutoZone common stock at the market value as of the date of the grant. Mr. Odland's salary and bonus levels were established in his employment contract described under the heading "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" on page 23 in this proxy statement.

Pursuant to his employment agreement, John C. Adams, Jr., former Chairman and Chief Executive Officer, was paid $575,000 in salary and $584,320 in bonus for fiscal 2001.

## Long-Term Incentive Compensation Plan

The Compensation Committee had adopted guidelines for a Long-Term Incentive Compensation Plan in early fiscal year 2001 and had announced in the year 2000 proxy statement its intention to submit the plan for approval of the stockholders at the 2001 Annual Meeting. However, after a review of the plan and the compensation of the executive officers including the number of shares that could be purchased by AutoZone executive officers pursuant to options, the Compensation Committee has decided to not present the plan for a stockholder vote and to cancel the plan.

***Tax Deductions for Compensation***

The federal tax code limits the amount of compensation that we may deduct in any year for the Chief Executive Officer and our other four most highly paid officers to $1 million. However, this deduction limitation does not apply to performance-based compensation as defined in the tax code. Our compensation plans are generally designed and implemented so that they qualify for full deductibility. However, we may from time to time pay compensation to our executive officers that may not be deductible.

This report was unanimously adopted by the Compensation Committee and approved by the Board of Directors.

Edward S. Lampert, Chairman
N. Gerry House
W. Andrew McKenna

## Stock Performance Graph

This graph shows, from the end of fiscal year 1996 to the end of fiscal year 2001, changes in the value of $100 invested in each of AutoZone's common stock, Standard & Poor's 500 Composite Index, and a peer group consisting of other automotive aftermarket retailers.

[GRAPH APPEARS HERE]

The peer group consists of CSK Auto Corporation, Discount Auto Parts, Inc., Genuine Parts Company, O'Reilly Automotive, Inc., and The Pep Boys-Manny, Moe & Jack.

**Employment Contracts and Termination of Employment and Change-in-Control Arrangements**

In January 2001, Mr. Adams retired as Chairman and Chief Executive Officer. Under his employment agreement, Mr. Adams will receive an annual salary of $575,000 until January 2006, and a bonus only for the 2001 fiscal year. During the term of the agreement, Mr. Adams is prohibited from competing against AutoZone or from hiring away any AutoZone employee. Until January 2006, Mr. Adams remains an AutoZone employee, continues to accrue credit under AutoZone's retirement plans for the term of the agreement, and receives all benefits granted to other AutoZone employees. For a period of six months after his retirement as Chairman, AutoZone agreed to provide Mr. Adams with administrative assistance at the same level as that provided prior to his retirement. In addition, Mr. Adams receives credit for time in service with Malone & Hyde under our supplemental pension plan.

Mr. Odland was hired as Chairman and Chief Executive Officer in January 2001. At that time, he entered into a three year employment agreement for a minimum base salary of $650,000 per year plus bonuses. For the 2001 fiscal year, Mr. Odland was guaranteed a minimum annual bonus of $370,411. Upon his hire, he received a one-time payment of $150,000. We agreed to pay relocation expenses and any income taxes assessed in connection with reimbursement for his relocation expenses. We also agreed to grant him an option to purchase up to 275,000 shares of our common stock at fair market value on the grant date under our stock option plan, four years of service credit under our pension plan, and to pay up to $15,000 in attorney's fees related to the agreement. The agreement may be terminated by AutoZone with or without cause and by Mr. Odland with or without good reason at any time. If AutoZone terminates the agreement without cause or Mr. Odland resigns for good reason, then Mr. Odland shall be paid an amount equal to his then-current base salary for the balance of the fiscal year that the agreement is terminated, plus two times his then prevailing annual base salary, a bonus for the fiscal year that the agreement was terminated, health insurance coverage under our health insurance plan until the end of the second full fiscal year following termination or until Mr. Odland becomes eligible to participate in another employer's group health plan, and the stock option grant made related to his initial employment shall be fully vested and exercisable on the date of termination. Under the agreement, "good reason" means a failure by AutoZone to provide the benefits provided in the agreement, any material adverse change in the status, responsibilities, perquisites (other than changes that apply to all executive officers as a group), the occurrence of any event that would cause Mr. Odland to cease to be CEO or Chairman, requiring him to report to anyone other than the Board of Directors, assignment of duties inconsistent with his position as Chairman or CEO, relocation of AutoZone's principal office more than 60 miles from its current location, failure by AutoZone to assign the agreement to any successor of AutoZone, failure of a successor of AutoZone to assume the agreement, or any other material breach of the agreement by AutoZone. Under the agreement "cause" means the willful engagement by Mr. Odland in conduct which is demonstrably and materially injurious to AutoZone as determined by the Board of Directors in good faith.

Mr. Vargo retired as AutoZone's President and Chief Operating Officer in May 2001 in order to better care for ailing family members. Upon his retirement, Mr. Vargo entered into an agreement to remain an AutoZone employee until May 2004. Mr. Vargo continued to receive his then-current salary until the end of the 2001 fiscal year and thereafter will receive a salary of $102,069 per year for the term of the agreement, and he was paid a prorated bonus from the beginning of the 2001 fiscal year until his retirement date. During the term of the agreement, Mr. Vargo is prohibited from competing against AutoZone or from hiring away any AutoZone employee.

In May 2001, Mr. Hunt announced his intention to retire as AutoZone's Executive Vice President and Chief Financial Officer immediately upon election of his successor. At the time of the announcement, he signed an agreement to remain an employee until the end of the 2004 fiscal year. Mr. Hunt continued to receive his then-current salary until the end of the 2001 fiscal year, and was paid a one-time payment of $650,000 in August 2001. Beginning in the 2002 fiscal year until termination of the agreement, he will receive a salary of $100,000 per year and other benefits made available to other full-time employees. During the term of the agreement, Mr. Hunt is prohibited from competing against AutoZone or from hiring away any AutoZone employee.

Mr. Goldsmith has an employment agreement providing that he is employed by AutoZone as Senior Vice President, General Counsel, and Secretary at a minimum base salary of $216,000 and a minimum bonus eligibility of 60% of base salary. Mr. Longo has an employment agreement providing that he is employed by AutoZone as a Senior Vice President at a minimum base salary of $225,000 and a minimum bonus eligibility of 50% of base salary. Mr. Olsen has an employment agreement providing that he is employed by AutoZone as a Senior Vice President at a minimum base salary of $285,000 and a minimum bonus eligibility of 60% of base salary. All minimum salaries and bonus are subject to increase by the Compensation Committee. All agreements continue until terminated either by the executive or by us. If an agreement is terminated by us for cause, or by the executive for any reason, the executive will cease to be an employee, and will cease to receive salary, bonus, and other benefits. If an agreement is terminated by us without cause, Messrs. Goldsmith and Longo will remain employees for three years after the termination date, Mr. Olsen will remain an employee for two years after the termination date, and each will continue to receive his then-current salary and other benefits of an employee, and will receive a prorated bonus for the fiscal year in which he was terminated, but no bonuses thereafter. If an executive officer is terminated from his position by us or by the executive for reasons other than a change in control, then the executive will be prohibited from competing against AutoZone for the period of time after the termination date that he remains an employee. "Cause" is defined in each agreement as the willful engagement by the executive in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise. "Change in control" in each agreement means either the acquisition of a majority of our voting securities by or the sale of substantially all of our assets to a non-affiliate of the company.

## Certain Relationships and Related Transactions

Upon his retirement as Chairman in 1997, Mr. Hyde entered into an agreement not to compete against the Company until March 2002. In fiscal year 2001, under the terms of that agreement, Mr. Hyde was paid $290,368, and was provided personal security services valued at approximately $52,352. All such payments and security services end in March 2002.

## Indebtedness of Management

In the 2000 fiscal year, the Board of Directors adopted the AutoZone, Inc. Management Stock Ownership Plan. Under this plan, directors and executive officers were expected to purchase and maintain ownership of AutoZone stock in an amount that is a multiple of their annual salary. As a part of that program, executive officers and directors could be loaned up to one-half of the funds required to purchase the stock. The notes were demand notes that matured in five years from the execution date. Interest accrues on the notes at a 6% annually-compounded rate.

In fiscal year 2001, the Board of Directors eliminated the loan feature of the program, but outstanding loans continue in effect under the terms of their respective notes.

The following table shows the highest amount of indebtedness of the persons participating in the loan program since the beginning of the 2001 fiscal year, and the current balance of such indebtedness as of October 19, 2001. AutoZone has not forgiven any amounts due under any notes under the loan program.

| Name | Title | Highest Indebtedness | Current Indebtedness |
|---|---|---|---|
| John C. Adams, Jr. | Former Chairman & CEO | $815,075 | $0 |
| Michael B. Baird | Senior Vice President | $227,267 | $227,267 |
| Bruce G. Clark | Senior Vice President & CIO | $191,462 | $0 |
| Gerald E. Colley | Former Senior Vice President | $327,200 | $0 |
| Joseph P. Fabiano | Former Senior Vice President | $257,685 | $0 |
| Harry L. Goldsmith | Senior Vice President | $237,432 | $237,432 |
| N. Gerry House | Director | $69,256 | $0 |
| Robert J. Hunt | Executive Vice President & CFO | $457,806 | $457,806 |
| Michael E. Longo | Senior Vice President | $265,246 | $0 |
| Robert D. Olson | Senior Vice President | $293,659 | $293,659 |
| William C. Rhodes, III | Senior Vice President | $195,826 | $195,826 |
| Stephen W. Valentine | Former Senior Vice President | $316,082 | $0 |
| Timothy D. Vargo | Former President & COO | $931,527 | $0 |

## Section 16(a) Beneficial Ownership Reporting Compliance

Securities laws require our executive officers, directors, and owners of more than ten percent of our common stock to file reports (Forms 3, 4, and 5) with the Securities and Exchange Commission and the New York Stock Exchange relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, all persons required to file such forms have done so in a timely manner.

## Stockholder Proposals for 2002 Annual Meeting

Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2002 must be received by July 10, 2002. In accordance with our bylaws, Stockholder proposals received after August 15, 2002, but by September 14, 2002, may be presented at the meeting, but will not be included in the 2002 Proxy Statement. Any stockholder proposal received after September 14, 2002, will not be eligible to be presented for a vote to the stockholders in accordance with our bylaws. Any proposals must be mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198.

## Annual Report

A copy of our Annual Report is being mailed with this Proxy Statement to all stockholders of record.


By the order of the Board of Directors,


HARRY L. GOLDSMITH
Secretary

Memphis, Tennessee
November 7, 2001

## APPENDIX A

## AUTOZONE, INC.
## EXECUTIVE STOCK PURCHASE PLAN

AUTOZONE, INC., a corporation organized under the laws of the State of Nevada, by resolution of its Board of Directors on October 2, 2001, hereby adopts the AutoZone, Inc. Executive Stock Purchase Plan (the "Plan"), subject to the approval of the Plan by the stockholders of the Company as provided in paragraph 15 of the Plan.

The purposes of the Plan are as follows:

(1) To assist selected employees of the Company or of a Parent or Subsidiary of the Company in acquiring a stock ownership interest in the Company above the maximum amount of stock ownership interest allowable pursuant to the AutoZone, Inc. Second Amended and Restated Employee Stock Purchase Plan (the "ESPP"). The Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended.

(2) To help selected employees provide for their future security and to encourage them to remain in the employment of the Company or of a Parent or Subsidiary of the Company.

## 1. DEFINITIONS

Whenever any of the following terms are used in the Plan with the first letter or letters capitalized, they shall have the meaning specified below unless the context clearly indicates to the contrary. The masculine pronoun shall include the feminine and neuter and the singular shall include the plural where the context so indicates:

(a) "Board" shall mean the Board of Directors of the Company.

(b) "Cause" shall mean the willful engagement by the Employee in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, as determined by the Committee.

(c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(d) "Committee" shall mean the Compensation Committee of the Board appointed to administer the Plan pursuant to paragraph 12.

(e) "Company" shall mean AutoZone, Inc., a Nevada corporation.

(f) "Date of Exercise" shall mean with respect to any Option (i) the March 31 of the Plan Year in which the Option was granted (in the case of an Option granted on January 1), (ii) the June 30 of the Plan Year in which the Option was granted (in the case of an Option granted on April 1), (iii) the September 30 of the Plan Year in which the Option was granted (in the case of an Option granted on July 1), (iv) the December 31 of the Plan Year in which the Option was granted (in the case of an Option granted on October 1) or (v) such other day, as may be determined by the Committee, of the Plan Year in which the Option was granted.

(g) "Date of Grant" shall mean the date upon which an Option is granted, as set forth in subparagraph 3(a).

(h) "Disability" shall mean a permanent and total disability within the meaning of Section 22(e)(3) of the Code, or such other definition as the Committee shall provide in its discretion.

(i) "Eligible Compensation" shall mean (i) the Eligible Employee's rate of pay for the immediately preceding fiscal year based on the base salary plus annual incentive compensation paid for the fiscal year, if the Eligible Employee was employed by the Company for the for the full preceding fiscal year, otherwise (ii) the Eligible Employee's annualized current salary plus any annual incentive compensation paid for the fiscal year as of the Date of Grant.

(j) "Eligible Employee" shall mean an employee of the Company and those of any present or future Parent or Subsidiary of the Company incorporated under the laws of a state of the United States of America who is selected by the Committee and designated in writing to be eligible to participate in the Plan.

(k) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(l) "Form" shall mean either a paper form or a form on electronic media, prepared by the Company.

(m) "Normal Retirement Date" shall mean a Participant's normal retirement date as set forth in the AutoZone, Inc. Associate's Pension Plan, as it may be amended from time to time.

(n) "Option" shall mean an option granted under the Plan to an Eligible Employee to purchase shares of the Company's Stock.

(o) "Option Period" shall mean with respect to any Option the period beginning upon the Date of Grant and ending upon the Date of Exercise.

(p) "Option Price" has the meaning set forth in subparagraph 4(b).

(q) "Parent of the Company" shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the granting of the Option each of the corporations other than the Company owns stock possessing more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(r) "Participant" shall mean an Eligible Employee who has complied with the provisions of subparagraph 3(b).

(s) "Plan" shall mean the AutoZone, Inc. Executive Stock Purchase Plan.

(t) "Plan Year" shall mean the calendar year beginning on January 1 and ending on December 31.

(u) "Restricted Share Option" shall mean an Option for Restricted Shares.

(v) "Restricted Share Option Price" has the meaning set forth in subparagraph 4(b)(i).

(w) "Restricted Shares" has the meaning set forth in subparagraph 4(c)(i).

(x) "Securities Act" shall mean the Securities Act of 1933, as amended.

(y) "Stock" shall mean shares of the Company's common stock.

(z) "Subsidiary of the Company" shall mean any corporation other than the Company in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(aa) "Unvested Share Option" shall mean an Option for Unvested Shares.

(bb) "Unvested Share Option Price" has the meaning set forth in subparagraph 4(b)(ii).

(cc) "Unvested Shares" has the meaning set forth in subparagraph 4(c)(ii).

## 2. STOCK SUBJECT TO THE PLAN

Subject to the provisions of paragraph 9 (relating to adjustment upon changes in the Stock), the Stock which may be sold pursuant to options granted under the Plan shall not exceed in the aggregate 300,000 shares, and may be unissued shares or reacquired shares or shares bought on the market for purposes of the Plan.

## 3. GRANT OF OPTIONS

(a) General Statement. Following the effective date of the Plan and continuing while the Plan remains in force, the Company may offer Options under the Plan to all Eligible Employees. These Options may be granted four times each Plan Year on the January 1, the April 1, the July 1, or the October 1 of each Plan Year, or on such other days as may be determined by the Committee. The term of each Option shall be for three months and shall end on the March 31 (with respect to a January 1 Date of Grant), the June 30 (with respect to an April 1 Date of Grant), the September 30 (with respect to a July 1 Date of Grant), or the December 31 (with respect to an October 1 Date of Grant) of the Plan Year in which the Option is granted or for such other term or Date of Exercise as may be determined by the Committee. The Options are granted in consideration of past and future services to the Company. Each Option shall consist of a Restricted Share Option granted together with an Unvested Share Option, and exercise of an Option may only occur by exercising both the Restricted Share Option and the Unvested Share Option together. The number of shares of the Stock subject to each Restricted Share Option shall be the whole number quotient of (i) the aggregate payroll deductions authorized by each Participant in accordance with subparagraph 3(b) for the Option Period divided by (ii) the Restricted Share Option Price. The number of shares of the Stock subject to each Unvested Share Option shall be the whole number quotient of the number of shares subject to the Restricted Share Option for the Option Period divided by 5.66667.

(b) Election To Participate; Payroll Deduction Authorization. An Eligible Employee may participate in the Plan only by payroll deduction. Each Eligible Employee who elects to participate in the Plan shall deliver to the Company during the calendar month next preceding either a January 1 Date of Grant, an April 1 Date of Grant, a July 1 Date of Grant, or an October 1 Date of Grant, or on such other days as may be determined by the Committee, the properly completed Form whereby the Eligible Employee gives notice of the election to participate in the Plan as of the next following Date of Grant, and which shall designate a stated dollar amount, in $5.00 increments, of Eligible Compensation to be withheld on each regular payday and or bonus payment date. The stated dollar amount may not be less than $5.00 and may not exceed 25% of the Eligible Employee's Eligible Compensation.

(c) Changes in Payroll Authorization. The payroll deduction authorization referred to in subparagraph 3(b) may only be changed during the enrollment period described in subparagraph 3(b) and may not be changed during the Option Period, except as provided in paragraph 5.

## 4. EXERCISE OF OPTIONS

(a) General Statement. Each Participant who has purchased the maximum number of shares he or she is permitted to purchase pursuant to the Participant's option granted for the concurrent option period under the ESPP automatically will be deemed to have exercised the Option on each Date of Exercise to the extent that the balance then in the Participant's account under the Plan is sufficient to purchase at the Option Price whole shares of the Stock subject to the Option. The excess balance, if any, in Participant's account shall remain in the account and be available for the purchase of Stock on the following Date of Exercise, provided that no withdrawal from the Plan or termination of employment has occurred under paragraphs 5 or 6. The Option will not be exercised and will be deemed canceled if the Participant has not purchased the maximum number of shares he or she is permitted to purchase pursuant to the Participant's option granted for the concurrent option period under the ESPP.

(b) "Option Price" Defined. The option price per share of the Stock (the "Option Price") to be paid by each Participant on each exercise of an Option shall be as follows:

(i) The Option Price to be paid by each Participant on each exercise of a Restricted Share Option (the "Restricted Share Option Price") shall be an amount equal to 100% of the fair market value of the Stock on the Date of Exercise. The fair market value of the Stock as of a given date shall be: (A) the closing price of the Stock on the principal exchange on which the Stock is then trading, if any, on such date, or, if the Stock was not traded on such date, then on the next preceding trading day during which a sale occurred; or (B) if such Stock is not traded on an exchange but is quoted on NASDAQ or a successor quotation system, (1) the last sales price (if the Stock is then listed as a National Market Issue under the NASD National Market System) or (2) the mean between the closing representative bid and asked prices (in all other cases) for the Stock on such date as reported by NASDAQ or such successor quotation system; or (C) if such Stock is not publicly traded on an exchange and not quoted on NASDAQ or a successor quotation system, the mean between the closing bid and asked prices for the Stock on such date as determined in good faith by the Committee; or (D) if the Stock is not publicly traded, the fair market value established by the Committee acting in good faith.

(ii) The Option Price to be paid by each Participant on each exercise of an Unvested Share Option (the "Unvested Share Option Price") shall be zero.

(c) Delivery of Share Certificates.

(i) For a number of shares of Stock which are purchased upon the exercise of a Restricted Share Option (the "Restricted Shares"), upon the first anniversary of the Date of Exercise and upon proper completion and submission of the proper Form to the Company, the Company shall deliver to such Participant a certificate issued in Participant's name for such number of shares. The Restricted Shares shall not be transferable or assignable by the Participant until the first anniversary of the Date of Exercise.

(ii) For a number of shares of Stock which are purchased upon the exercise of an Unvested Share Option (the "Unvested Shares"), subject to the Participant's continued employment with the Company except as provided below, on the first anniversary of the Date of Exercise and upon the proper completion and submission of the proper Form to the Company, the Company shall deliver to such Participant a certificate issued in Participant's name for such number of shares. If a Participant's employment with the Company is terminated prior to the first anniversary of the Date of Exercise, except by reason of the Participant's death, Disability, termination by the Company without Cause, or retirement on or after the Participant's Normal Retirement Date, the Unvested Shares shall be forfeited and the Participant shall have no further interest in the Unvested Shares. Upon the termination of a Participant's employment with the Company by reason of the Participant's death, Disability, termination by the Company without Cause, or retirement on or after the Participant's Normal Retirement Date, the Unvested Shares shall be vested and upon the proper completion and submission of the proper Form to the Company, the Company shall deliver to such Participant a certificate issued in Participant's name for the Unvested Shares.

(iii) In the event the Company is required to obtain from any commission or agency authority to issue any such certificate, the Company will seek to obtain such authority. The inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such certificate shall relieve the Company from liability to any Participant except to return the amount of the balance in the account in cash.

## 5. WITHDRAWAL FROM THE PLAN

(a) General Statement. Any Participant may withdraw from the Plan at any time. A Participant who wishes to withdraw from the Plan must deliver to the Company a notice of withdrawal in a Form prepared by the Company. The Company, as soon as practicable following receipt of a Participant's notice of withdrawal, will refund to the Participant the amount of the balance in the account under the Plan. Upon receipt of a Participant's notice of withdrawal from the Plan, automatically and without any further act on the part of the Participant, the payroll deduction authorization, any interest in the Plan, and any Option under the Plan shall terminate.

(b) Participation Following Withdrawal. A Participant who withdraws from the Plan may participate again in the Plan on the next January 1, April 1, July 1, or October 1 immediately following the date of withdrawal, or on such other days as may be determined by the Committee.

(c) Stock Subject to Plan. Notwithstanding a Participant's withdrawal from the Plan, any Stock acquired under the Plan shall remain subject to the terms of the Plan.

## 6. TERMINATION OF EMPLOYMENT

(a) Termination of Employment Other Than By Retirement, Death, Disability, or Without Cause. If the employment of a Participant is terminated other than by reason of the Participant's (i) retirement on or after the Participant's Normal Retirement Date, or earlier or later with the consent of the Committee, (ii) death, (iii) Disability, or (iv) termination by the Company without Cause, then participation in the Plan automatically shall terminate as of the date of the termination of employment. As soon as practicable after such a Participant's termination of employment, the Company will refund the amount of the balance in that account under the Plan. Upon a Participant's termination of employment under this subparagraph 6(a), any Option under the Plan shall terminate.

(b) Termination of Employment By Retirement, Disability, or Without Cause. A Participant (i) who retires on or after the Participant's Normal Retirement Date, or earlier or later with the consent of the Committee, (ii) whose employment is terminated by reason of the Participant's Disability, or (iii) whose employment is terminated by the Company without Cause, may by written notice to the Company request payment of the balance in the account under the Plan, in which event the Company shall make such payment as soon as practicable after receiving such notice; upon receipt of such notice, the Participant's interest in any Option under the Plan shall terminate. If the Company does not receive such notice prior to the next Date of Exercise, such Participant's Option will be deemed to have been exercised on such Date of Exercise.

(c) Termination of Employment By Death. If the employment of a Participant is terminated by the Participant's death, the executor of the Participant's will or the administrator of the Participant's estate by written notice to the Company may request payment of the balance in the Participant's account under the Plan, in which event the Company shall make such payment without any interest thereon as soon as practicable after receiving such notice. Upon receipt of such notice, the Participant's interest in the Plan and Option under the Plan shall terminate. If the Company does not receive such notice prior to the next Date of Exercise, the Participant's Option shall be deemed to have been exercised on such Date of Exercise.

## 7. RESTRICTION UPON ASSIGNMENT

No Option or interest or right therein or part thereof shall be liable for the debts, contracts or engagements of any Participant or any successor in interest, nor shall any Option be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and attempted disposition thereof shall be null and void and of no effect; provided, however, that nothing in this paragraph 7 shall prevent transfers by will or by the applicable laws of descent and distribution. Except as provided in subparagraph 6(c), an Option may not be exercised to any extent except by the Participant.

## 8. NO RIGHTS OF STOCKHOLDER UNTIL OPTION IS EXERCISED

With respect to shares of the Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company, and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, an Option is exercised.

## 9. CHANGES IN THE STOCK; ADJUSTMENTS OF AN OPTION

Whenever any change is made in the Stock or to Options outstanding under the Plan, by reason of stock dividend or by reason of division, combination or reclassification of shares, appropriate action will be taken by the Committee to adjust accordingly the number of shares of the Stock subject to the Plan and the number and the Option Price of shares of the Stock subject to the Options outstanding under the Plan.

## 10. USE OF FUNDS; NO INTEREST PAID

All funds received or held by the Company under the Plan will be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest will be paid to any Participant or credited to any account under the Plan with respect to such funds.

## 11. AMENDMENT OF THE PLAN

The Committee may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval by the vote of the holders of more than 50% of the shares of the Company's Stock present in person or by proxy and entitled to vote at a meeting shall be required to amend the Plan (i) to increase the number of shares of Stock available under the Plan, (ii) to decrease the Option Price below a price computed in the manner stated in subparagraph 4(b), (iii) to materially alter the requirements for eligibility to participate in the Plan, or (iv) to modify the Plan in a manner requiring stockholder approval under the Code or the Exchange Act.

## 12. ADMINISTRATION BY COMMITTEE; RULES AND REGULATIONS

(a) Administration. The Plan shall be administered by the Compensation Committee of the Board.

(b) Duties And Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and the Options and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Board shall have no right to exercise any of the rights or duties of the Committee under the Plan.

(c) Majority Rule. The Committee shall act by a majority of its members in office. The Committee may act either by vote at a meeting or by a memorandum or other written instrument signed by a majority of the Committee.

(d) Professional Assistance; Good Faith Actions. The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon all Participants, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Options, and all members of the Committee shall be fully protected by the Company in respect to any such action, determination or interpretation.

## 13. NO RIGHTS AS AN EMPLOYEE

Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or a Parent or Subsidiary of the Company or to affect the right of the Company or a Parent or Subsidiary of the Company to terminate the employment of any person (including any Eligible Employee or Participant) at any time with or without cause.

## 14. MERGER, ACQUISITION OR LIQUIDATION OF THE COMPANY

In the event of the merger or consolidation of the Company into another corporation, the acquisition by another corporation of all or substantially all of the Company's assets or 80% or more of the Company's then outstanding voting stock or the liquidation or dissolution of the Company, the Date of Exercise with respect to outstanding Options shall be the business day immediately preceding the effective date of such merger, consolidation, acquisition, liquidation or dissolution unless the Committee shall, in its sole discretion, provide for the assumption or substitution of such Options.

## 15. TERM; APPROVAL BY STOCKHOLDERS

No Option may be granted during any period of suspension or after termination of the Plan, and in no event may any Option be granted under the Plan after December 31, 2006, unless extended by the Board of Directors of the Company. The Plan will be submitted for the approval of the Company's stockholders within 12 months after the date of the Board of Directors' initial adoption of the Plan.

## 16. EFFECT UPON OTHER PLANS

The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or a Parent or Subsidiary of the Company. Nothing in this Plan shall be construed to limit the right of the Company or a Parent or Subsidiary of the Company (a) to establish any other forms of incentives or compensation for employees of the Company or a Parent or Subsidiary of the Company or (b) to grant or assume options otherwise than under this Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

## 17. RULE 16b-3 RESTRICTIONS UPON DISPOSITIONS OF STOCK

The Plan is intended to conform to the extent necessary with all provisions of the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including, without limitation, Rule 16b-3. Notwithstanding anything herein to the contrary, the Plan shall be administered, and Options shall be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and Options granted hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

## 18. NOTICES

Any notice to be given under the terms of the Plan to the Company shall be addressed to the Company in care of its Secretary or any designee and any notice to be given to a Participant shall be addressed to Participant's last address as reflected in the Company's records and may be given either in writing or via electronic communication to the extent permitted by law. By a notice given pursuant to this paragraph 18, either party may hereafter designate a different address for notices to be given. Any notice which is required to be given to a Participant shall, if the Participant is then deceased, be given to the Participant's personal representative if such representative has previously informed the Company of the representative status and address by notice under this paragraph 18. Any notice shall have been deemed duly given when received by the Company or when sent to a Participant by the Company to Participant's last known mailing address or delivered to an electronic mailbox accessible by Participant as permitted by law.

## 19. TITLES

Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.